EXHIBIT 99.1

News Release dated May 23, 2016, Suncor Energy provides RMWB operations update

News Release

FOR IMMEDIATE RELEASE

Suncor Energy provides RMWB operations update

Calgary, Alberta (May 23, 2016) – Suncor today announced it has begun the remobilization process of its employees to support the staged restart of its operations in the Regional Municipality of Wood Buffalo (RMWB).  The evacuation order was lifted by the Regional Emergency Operations Centre the evening of May 20, 2016.

In addition, Suncor continues to assess the situation, including fire risk, air quality, employee mobility, accommodations and services for employees and contractors.

“Given our current assessment, we are confident we can safely return people to the region to begin the process of restarting operations,” said Steve Williams, Suncor president and chief executive officer.  “We believe that getting our employees back to work is an important part of the process to get things back to normal in Fort McMurray.”

Suncor employees currently in the region are completing the pre-work necessary for the safe and staged restart of our operations.

There has been no damage to Suncor’s assets and enhanced fire mitigation work has been conducted at all of our sites.  Fire risk close to our base plant facility has been significantly mitigated as little fuel to support a fire remains in the area.   Critical third party pipeline and power infrastructure have largely been restored and we expect lodges near our base plant facility to be ready to house workers within a few days.

Suncor will continue to work closely with the province, region and industry to monitor and manage the fire risk.

Construction activities at Suncor’s Fort Hills mine continued ramping up over the weekend.

Syncrude is also in the process of planning its return to operations.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, onshore and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index and the Corporate Knights’ Global 100. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our web site at suncor.com, follow us on Twitter @SuncorEnergy.

Media inquiries:

403-296-4000

media@suncor.com

Investor inquiries:

800-558-9071

invest@suncor.com

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com